U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-124704

Check One: ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

Environmental Infrastructure Holdings Corp.
200 Barr Harbor Drive, Ste. 400
West Conshohocken, PA 19428

PART II.                     RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒          (a)            The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒          (b)            The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)            The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                   NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2012 by the prescribed date without unreasonable effort or expense because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Quarterly Report will be completed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV.                   OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Michael D. Parrish	(866) 629-7646

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                           ☐  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes                                           ☒  No

Environmental Infrastructure Holdings Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 15, 2012                                                                           By:  /s/ Michael D. Parrish
       Michael D. Parrish
       Chief Executive Officer